Morgan

02 JUN 26 AM 12: 36

The Morgan Crucible Company plc

Morgan House, Madeira Walk,
Windsor, Berkshire SL4 1EP
Telephone: 01753 837000
Telefax: 01753 850872
DX No. 3824
www.morgancrucible.com

21st June 2002

02042104

Office of International Corporate Financ
Division of Corporation Finance
Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, DC 20549

Re: The Morgan Crucible Company plc – File No. 82-3387

SUPPL

Ladies and Gentlemen:

The enclosed material is furnished pursuant to Rule 12g3-2(b) on behalf of The Morgan Crucible Company plc (the 'Company'), File No.82-3387.

Such material shall not be deemed to be 'filed' with the Securities and Exchange Commission or otherwise subject to the liabilities of Section 18 of the Securities Exchange Act of 1934, as amended (the 'Act').

The furnishing of any such material shall not constitute an admission for any purpose that the Company is subject to the Act.

Sincerely,

Tracey Bigmore
Manager, Company Secretariat

dlw 6/26

Enclosure

ISSUER	FILE NO.
The Morgan Crucible Company plc	82-3387

THIS DOCUMENT IS IMPORTANT AND REQUIRES YOUR IMMEDIATE ATTENTION.

If you are in any doubt about the action you should take with regard to this document, you are recommended to seek your own personal financial advice from your stockbroker, solicitor, accountant or other professional independent adviser authorised under the Financial Services and Markets Act 2000. If you have sold or transferred all your 7.5p (net) Cumulative Convertible Redeemable Third Preference shares of £1 each in The Morgan Crucible Company plc, you should send this document together with the accompanying proxy card to the stockbroker or other agent through whom you made the sale or transfer for transmission to the purchaser or transferee.

Morgan

THE MORGAN CRUCIBLE COMPANY PLC

(Registered in England No. 286773)

Registered Office:
Morgan House
Madeira Walk
Windsor
Berkshire
SL4 1EP

21st June 2002

To holders of 7.5p (net) Cumulative Convertible Redeemable Third Preference shares ('Third Preference shares').

Dear Shareholder,

Class Meeting of Holders of Third Preference Shares

The Separate Class Meeting of holders of Third Preference shares which was convened for 14th June 2002 stands adjourned pursuant to Articles 8 and 72 of the Articles of Association of the Company as no effective quorum was present at the Meeting.

The Meeting will now be held at Morgan House, Madeira Walk, Windsor, Berkshire, SL4 1EP at 10.00am on 8th July 2002 and Notice of the adjourned Meeting is on the reverse of this letter.

You are referred to the letter to Shareholders dated 22nd May 2002 which included an explanation of the subject matter of the Meeting. If you require a further copy of this letter please apply to the Company Secretary at the above address.

A form of proxy for use at this Meeting is enclosed although you should note that any proxy sent for use at the original Meeting is valid at the adjourned Meeting unless revoked or superseded by a further proxy.

Pursuant to the Articles of Association of the Company the Members present at this adjourned Meeting, in person or by proxy and entitled to vote, will be a quorum irrespective of the number of Third Preference shares held by them.

Yours faithfully,

D J COKER
Secretary

THE MORGAN CRUCIBLE COMPANY PLC

NOTICE OF ADJOURNED SEPARATE CLASS MEETING OF THE HOLDERS OF 7.5P (NET) CUMULATIVE CONVERTIBLE REDEEMABLE THIRD PREFERENCE SHARES OF £1 EACH

NOTICE IS HEREBY GIVEN that the adjourned Separate Class Meeting of the holders of 7.5p (net) Cumulative Convertible Redeemable Third Preference shares of £1 each in the Company (which was originally convened for 14th June 2002) will be held at Morgan House, Madeira Walk, Windsor, Berkshire, SL4 1EP on 8th July 2002 at 10.00am for the purpose of considering and, if thought fit, passing the following resolution which will be proposed as an Extraordinary Resolution:-

EXTRAORDINARY RESOLUTION

'THAT this meeting of the holders of 7.5p (net) Cumulative Convertible Redeemable Third Preference shares of £1 each ('Third Preference shares') sanctions the purchase and cancellation by the Company of Ordinary shares of 25p each in the capital of the Company and each and every contract entered into to purchase such shares, pursuant to the authority contained in Special Resolution No 8 set out in the Notice of Annual General Meeting of the Company dated 22nd May 2002 up to a maximum amount of 34,798,236 Ordinary shares.'

Registered Office:
Morgan House
Madeira Walk
Windsor
Berkshire
SL4 1EP

By Order of the Board
D.J. Coker
Secretary

21st June 2002

Notes:

1. A member of the Company entitled to attend and vote at the Meeting may appoint in writing a proxy or proxies to attend and, on a poll, to vote instead of him. A proxy need not be a member of the Company.
2. Pursuant to Article 8 of the Articles of Association of the Company the members present at the adjourned meeting shall form a quorum irrespective of the number of shares held by them.
3. A pre-paid form of proxy is enclosed with this document. The form of proxy, together with any power of attorney or other authority (if any) under which it is signed, or a notarially certified copy thereof, should be sent to the Company's Registrars, Capita IRG Plc, Proxies Department, P.O. Box 25, Bourne House, 34 Beckenham Road, Beckenham, Kent BR3 4BR, so as to arrive at least 48 hours before the time of the Meeting.
4. Members who have returned forms of proxy are not thereby precluded from attending the Meeting and voting in person if they so wish.
5. Pursuant to Regulation 34 of the Uncertificated Securities Regulations 1995, the Company specifies that only those holders of Third Preference shares registered in the relevant register of securities of the Company as at 6.00pm on 5th July 2002 (or, in the event that the Meeting is adjourned, in the register of relevant securities as at 6.00pm on the day which is two days before the day of the adjourned meeting) shall be entitled to attend and vote at the Meeting in respect of the number of Third Preference shares registered in their names at that time. Changes to entries on the relevant register of securities after 6.00pm on 5th July 2002 (or, in the event that the Meeting is adjourned, in the relevant register of securities after 6.00pm on the day which is two days before the day of the adjourned meeting) shall be disregarded in determining the rights of any person to attend or vote at the Meeting.

Printed by **St Ives Burrups** B672386/8013

Form of Proxy

(For use by holders of 7.5p (net) Cumulative Convertible Redeemable Preference shares for the Adjourned Class Meeting)

The Morgan Crucible Company plc

CANCELLED

I/We the undersigned being a member(s) of the above Company hereby appoint the Chairman of the Meeting

(See Note 1 below).. as my/our proxy to vote, in the event of a poll, for me/us on my/our behalf at the Adjourned Class Meeting of the Company to be held on 8th July 2002 at 10.00 a.m. at Morgan House, Madeira Walk, Windsor, Berkshire SL4 1EP and at any adjournment thereof.

I/We desire my/our said proxy:

1. To vote on the resolution set out in the Notice of Meeting in the manner indicated by an 'X' in the appropriate space.
2. To vote or abstain from voting on any other resolutions (including amendments to any resolution) which may be properly moved at the Meeting and at any adjournment thereof as he thinks fit.

Extraordinary Resolution	For	Against
1. To approve the market buy back of Ordinary shares		

Please indicate with an 'X' in the space above how you wish to vote at the Meeting. When no 'X' is inserted the proxy will at his discretion vote as he thinks fit or abstain from voting.

Date ....2002 Signature ....

NOTES

1 If you wish to appoint a proxy other than the Chairman of the Meeting, please delete the words 'the Chairman of the Meeting' and substitute the name of your choice who need not be a member of the Company.

2 To be valid, this form of proxy must be deposited at the offices of the Company's Registrar, Capita IRG Plc, Proxies Department, PO Box 25, Bourne House, 34 Beckenham Road, Beckenham, Kent BR3 4BR at least 48 hours before the time for holding the Meeting.

3 In the case of joint accounts, one holder may sign the proxy form. The vote of the senior who tenders a vote will be taken to the exclusion of all others.

4 In the case of a corporation, this form must be executed either under its common seal or under the hand of an officer or attorney duly authorised.

5 In the case of joint holders of shares any one of such holders may vote at the Meeting, either personally or by proxy, in respect of those shares, and if more than one of such joint holders is present at the Meeting, either personally or by proxy, the joint holder whose name stands first on the register as one of such holders shall be entitled to vote in respect thereof.

6 Completion and return of this proxy will not preclude you from attending and voting at the Meeting should you wish to do so.

Registered in England No. 286773. Registered Office: Morgan House, Madeira Walk, Windsor, Berkshire SL4 1EP

Printed by **St Ives Burrups** 672397

Third fold and tuck in

BUSINESS REPLY SERVICE
Licence No. MB 122

2

First fold

Capita IRG Plc
Proxies Department
PO Box 25
Bourne House
34 Beckenham Road
BECKENHAM
Kent
BR3 4BR

Second fold and tuck in